EXHIBIT 99.1

OSISKO PROVIDES UPDATE FOLLOWING TEMPORARY SUSPENSION OF OPERATIONS AT THE CANADIAN MALARTIC MINE

MONTRÉAL, March 25, 2020 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) announces today that following the announcement by Agnico Eagle Mines Limited and Yamana Gold Inc., the operators of the Canadian Malartic Mine, operations at the Canadian Malartic Mine will be ramped down and placed on care and maintenance until April 13, 2020. As instructed, minimal work will take place during that time, in compliance with the most recent Québec Government order in an effort to contain the COVID-19 virus outbreak.

Sean Roosen, Chair and Chief Executive Officer of the Company declared: “Given the outstanding pandemic, we support Agnico, Yamana and all other mine operators in their efforts to put the health and safety of their work force first with a view to contain the virus and thereby “flatten the curve” as explained by public health authorities across the world.  While Osisko’s business will be impacted by these measures as metal deliveries and revenues will be temporarily deferred, we are confident that operators will be in a position to progressively resume normal operations when deemed appropriate by Government authorities.”

In a context of rapidly evolving news on COVID‑19, Osisko is monitoring the situation closely and will provide an update as soon as possible on restart of operations.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns the Cariboo gold project in Canada as well as a portfolio of publicly held resource companies, including a 15.9% interest in Osisko Mining Inc., 17.9% interest in Osisko Metals Incorporated and a 19.9% interest in Falco Resources Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Sandeep Singh
President
Tel. (514) 940-0670
ssingh@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. These forward‐looking statements, may involve, but are not limited to, the consequence of this suspension of operations at the Canadian Malartic mine on the business and financial conditions of Osisko and the timely resumption of normal operations by mine operators.  Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business; Such risks and uncertainties include, among others, risks relating to the ability of exploration activities carried out by Osisko Mining (including drill results) to accurately predict mineralization; errors in Osisko Mining’s geological modelling; the ability of Osisko Mining to complete further exploration activities, including drilling.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.